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                               June 13, 2024

       Lori C. Vaught
       Chief Financial Officer
       Skyline Bankshares, Inc.
       100 Jacksonville Circle
       Floyd, Virginia 24091

                                                        Re: Skyline Bankshares,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 333-209052

       Dear Lori C. Vaught:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31,2023

       Loans, page 36

   1. We note your disclosure on page 77 that the owner occupied or non-owner occupied commercial real estate
(   CRE   ) loans include loans are secured by office buildings and
                                                        complexes, warehouses,
manufacturing facilities, retail facilities and other commercial and industrial
properties, among others. Please revise your disclosures, in future filings, to quantify the amount of
owner occupied and non-owner occupied CRE, as well as to
                                                        provide further
disaggregation into the composition of your owner occupied and non-
                                                        owner occupied CRE loan
portfolio by type (e.g., by office, warehouse, retail,
                                                        manufacturing, etc.)
and other characteristics (e.g., current weighted average and/or range of loan-to-value
ratios, occupancy rates, etc.) material to an investor   s understanding of
                                                        your commercial real
estate loan portfolio
   2. In addition, please revise to describe the specific details of any risk management policies, procedures or other
actions undertaken by management, to the extent applicable, for your commercial real estate
lending in response to the current environment.
 Lori C. Vaught
Skyline Bankshares, Inc.
June 13, 2024
Page 2
Table 7. Maturity Schedule of Loans, as of December 31, 2023, page 37

3. We note your tabular disclosure of loan maturity information for your Real Estate loans as of December 31, 2023. Please revise your disclosures, in future filings, to present loan maturity information for each loan category (e.g., Construction & Development,
         Farmland, Residential, Commercial Mortgage, etc.) for which disclosure is required in the financial statements. Refer to Item 1404(a) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Marc Thomas at 202-551-3452
with any questions.



FirstName LastNameLori C. Vaught                              Sincerely,
Comapany NameSkyline Bankshares, Inc.
                                                              Division of
Corporation Finance
June 13, 2024 Page 2                                          Office of Finance
FirstName LastName